UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39115

WISEQEY CORP

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Exhibit No.	Description
99.1	Press release of WISeQey Corp. issued on October 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	wiseQey CORP.

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

2